

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 23, 2016

Glenn C. Lockwood
Executive Vice President and Chief Financial Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, New Jersey 07719

      Re: New Jersey Resources Corporation
              Form 10-K for Fiscal Year Ended September 30, 2015
              Filed November 24, 2015
              Response Dated March 21, 2016
              File No. 1-8359

Dear Mr. Lockwood:

We have reviewed your March 21, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2016 letter.

Form 10-K for Fiscal Year Ended September 30, 2015

Note 2. Summary of Significant Accounting Policies, page 73

Available for Sale Securities, page 78

1.   We reviewed your response to our previous comment. Please provide additional support for your argument that the exchange represented the exchange of in-substance real estate that should be accounted for in accordance with ASC 970-323-30-3. Please address in particular the scope provisions of ASC 970 which indicate that this guidance applies, "to all entities with productive activities relating to real property, excluding property used primarily in the entity's non-real estate operations." Refer to ASC 970-10-15-3. Tell us how you have concluded that the natural gas pipeline and other midstream assets of both

Iroquois Gas Transmission LP and Dominion Midstream MLP (DMP) are not scoped out of ASC 970 due to the property being used primarily in non-real estate energy related operations. Additionally, it appears your accounting does not exactly comply with the guidance you cite because this guidance requires you to record your investment in DMP at your cost, as opposed to fair value. Please advise. Finally, please tell us how the contractual transfer restrictions associated with the DMP common units received in the exchange were considered in determining the fair value of the common units received and the resulting gain on the exchange. Tell us your consideration of disclosing the contractual transfer restrictions as well.

You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or me at 202-551-3344 if you have any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products